May 9, 2007

Kathleen Collins, Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Fax #: (202) 772-9208

Dear Ms. Collins:

We are in receipt of your comment letter dated April 26, 2007, regarding our Form 10-K for the Fiscal Year Ended December 31, 2006. Your letter requests that we provide a response within ten business days, a period which expires tomorrow, May 10, 2007.

As a follow up to a message I left for you and Patrick Gilmore on your voice mail system, we recently settled a proxy contest with our largest single shareholder, have just completed our supplemental proxy for mailing to shareholders, finalized and filed our Form 10-Q, and have announced and are processing a $200 million special dividend to shareholders.

We recognize the importance of responding promptly and accurately to your questions. Given the volume of recent shareholder related activity, we are requesting additional time so that we may properly focus on the responses to your questions now that these other major activities have been completed. We are requesting an additional five business days to finalize our response to your comment letter. We plan to respond to your comment letter no later than May 17, 2007.

Thank you for your consideration of our request for an extension.

If you wish to discuss this or any other matter, I can be reached at (425) 201-6100.

Sincerely,

/s/ Allen M. Hsieh
Allen M. Hsieh
Chief Financial Officer
InfoSpace, Inc.

cc:	Patrick Gilmore, U.S. Securities and Exchange Commission

R. Bruce Easter, SVP and General Counsel, InfoSpace, Inc.